September 14, 2017

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: John Reynolds, Assistant Director

Re:	Celcuity LLC

Registration Statement on Form S-1

File Number: 333-220128

Dear Mr. Reynolds:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Celcuity LLC (to be converted to Celcuity Inc.) (the “Company”) requests acceleration of the effective date of the above-referenced Registration Statement so that the same shall become effective as of 3:30 p.m. Eastern Time on Monday, September 18, 2017, or as soon thereafter as possible.

Sincerely,

CELCUITY LLC

By	/s/ Brian F. Sullivan
Brian F. Sullivan, Chief Executive Officer